December 10, 2008

Mail Stop 6010

Dr. Larry Hsu, Ph.D.
President and CEO
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
**   Amendment No. 2 to**
**   Registration Statement on Form 10-12G**
**   Filed December 2, 2008**
**   File No. 0-27354**

Dear Dr. Hsu:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your filing in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. We welcome
any questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A-2

General

1. We note that the Company has requested confidential treatment for portions of eighteen
    Exhibits to the Form 10. We are currently processing this request and will issue
    comments to you in a separate letter that will be forthcoming.

2. As you are aware, your Form 10 goes effective by lapse of time within 60 days of the
    date filed pursuant to Exchange Act Section 12(g)(1). Please note that the effectiveness

of your Form 10 will commence your periodic reporting obligations under the Exchange Act even if all of our comments have not yet been resolved.

Recent Developments, page 1

3. We note your response to comment 7 from our letter of November 7, 2008 regarding the FDA's statements indicating that it "has agreed to look into doing a study" of the performance of the Company's generic Wellbutrin XL in the 300 mg strength. Please revise your document to disclose that the FDA has agreed to consider doing a study that would test the drug in patients that have reported problems with the product. You may also include any statements you have obtained from the FDA relating to its support of the conclusions relating to the safety and efficacy of the product. Additionally, please disclose the percentage of your revenues attributable to sales of this product.

Item 1. Business, page 3

Sales and Marketing, page 9

4. We note your response to comment 18. Please revise your registration statement to disclose the percentage of your revenue attributable to each identified customer. Without this information, investors are not able to determine the relative impact each customer has on your business. The relative importance of each of these customers is material to investors. Similarly, revise your discussion in the risk factor titled "A substantial portion of our total revenues is derived from sales to a limited number of customers."

5. We note your response to comment 19. We note that you have disclosed that you derived 16% of your revenue for the year ended December 31, 2007 from the Teva Agreement and 43% of your revenue for this period from the Dava agreement. However, your disclosure in response to comment 18 does not include a customer who contributed 16% or 43% of your revenue for the year ended December 31, 2007. Please explain the discrepancies between these statistics.

Raw Materials, page 13

6. We note your response to comment 28 and note that the excipient is used in a number of significant products. Please clarify whether you have a supply agreement related to the supply of the excipient. If you have a supply agreement for the excipient, please either file the agreement or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

Risk Factors, page 17

We face intense competition…, page 23

7. We note your response to comment 36 regarding market exclusivity in connection with Paragraph IV certification and we reissue the comment. If the Company is aware of parties who have been granted market exclusivity rights by the FDA with respect to pharmaceuticals that would compete with the Company's products, please disclose this information. While the Company's business strategy may not be dependent upon obtaining such market exclusivity, you have acknowledged that a competitor's obtaining this exclusivity could significantly disadvantage the Company's marketing efforts.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Estimates, page 40

Revenue Recognition, page 40

8. Please refer to your response to comment 57. We recognize the additional disclosure you have added for estimates associated with revenue dilution items such as product returns, chargebacks, customer rebates and other discounts and allowances. However, this comment requests that you add disclosure on the uncertainties involved in applying estimates and assumptions relating to your application of EITF 00-21 and use of the "modified proportional performance method" to your revenue and cost of revenue from collaborators. Specifically address:

a) Include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed.

b) Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future. In this respect, we note you had a change in amortization period relating to the DAVA agreement. Discuss this change and any other changes in estimates and their effect on revenue and cost of revenue.

c) Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and operations. Otherwise, please advise us that historical changes have not been material and that any reasonably likely changes are not expected to be material.

Rebates, Returns, Chargebacks, Shelf-Stock Adjustments, Medicaid, page 40

9. Please refer to your response to comment 58. You state that your systems are unable to provide a breakout of provisions and credits issued between the "current" and "prior" periods. Please provide the following supplemental disclosure related to each of these revenue dilution items:

   a) Clarify and disclose that the current period provision does not include any material amounts related to prior period sales. Please note that materiality should be based on net income for each year presented.

   b) Clarify and disclose that your current information systems do not allow you to separate current period amounts from prior period amounts, and how you are able to make the assertions in a) based on that fact.

Presentation Of Non-GAAP Financial Data, page 44

10. Please refer to your response to comment 59. Your disclosure does not appear to fully address the disclosure necessary to justify inclusion of this Non-GAAP Performance Measure. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.

Results of Operations

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007, page 41

11. To the extent that more than one factor contributed to an increase or decrease in a line item on the face of the financial statements, please quantify each significant factor and explain the reason for the change. For example, we note that several factors contributed to the increase in selling, general, and administrative expenses for the nine months ended September 30, 2008 compared to the prior period.

Item 6. Executive Compensation, page 69

Compensation Discussion and Analysis, page 69

12. We note your response to comment 67 regarding your discussion of corporate performance goals. On page 78 of the Form 10, you have disclosed that your goals in 2007 were comprised of a revenue-based goal and a profit-based goal, and that you used non-GAAP financial measures in defining these goals. Comment 67 asked you to provide more specific disclosure about these goals or, in the alternative, provide a discussion of the relative difficulty involved in attaining the target. In response, Impax has added disclosure on page 78 of the Form 10 stating that the corporate performance

goals set by the compensation committee "are reasonably likely, but by no means certain, of being attained." In addition, you have also stated in your response to comment 69 that the Company does not believe disclosure of quantified revenue or performance targets is material to an understanding of the individual performance goal discussion as a whole.

a) Please note that where a company employs performance targets as a material component of its executive compensation program, disclosure of specific targets is warranted unless the company believes that competitive harm would result from such disclosure, in which case it may omit disclosure of the specific targets as long as it complies with Instruction 4 to 402(b). In accordance with that instruction, please supplementally explain to us your basis for keeping the individual performance target information confidential. Please explain why, based upon your specific facts and circumstances, publicly releasing this information will cause Impax competitive harm.

b) In addition, your disclosure that the compensation committee established a revenue-based goal and a profit-based goal defined by non-GAAP financial measures is too vague, notwithstanding that the specific targets may be omitted under Instruction 4 to Item 402(b). Please revise your disclosure to more narrowly define your revenue and profit-based goals.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jim Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael Joseph, Esq.
      Blank Rome LLP
      600 New Hampshire Avenue, NW
      Washington, DC 20037